September 22, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

Kristina Aberg, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed September 22, 2010
File No. 333-166799

Dear Ms. Gowetski and Ms. Aberg,

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-11, filed with the Commission on September 17, 2010 (“Registration Statement—Amendment 3”). Registration Statement—Amendment 3 further amended the Company’s Registration Statement on form S-11, filed with the Commission on May 13, 2010 (the “Original Registration Statement”) as previously amended. References in this letter to the “Registration Statement” refer to the Original Registration Statement, as amended. The comments of the Staff with respect to Registration Statement—Amendment 3 are set forth in Ms. Gowetski’s letter, dated September 21, 2010 (the “Comment Letter”) to Richard Baier, Chief Executive Officer and President of the Company. The Company concurrently is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments to Registration Statement—Amendment 3.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 4.

We are providing each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 4, one copy of which has been marked to reflect changes made to Registration Statement—Amendment 3. Terms used but not otherwise defined in this response letter have the meanings given to them in Amendment No. 4.

General

1.	We note your amendment filed as correspondence on September 20, 2010. We limited our review of this correspondence to your revisions to page 70 and Adjustment E on page F-13. We will review the additional changes to the filing when you file Amendment 4. Further, we expect that when you file Amendment 4, your redline version will be a comparison from Amendment 3 filed on September 17, 2010.

Response to Comment No. 1

In response to the Staff’s comment, all of the pricing information and textual changes required to accommodate such pricing related information that was included in the Company’s correspondence filing referred to in the comment have been included in Amendment No. 4, as have the revisions to page 70 and Adjustment E on page F-12, and, as indicated above, Amendment No. 4 has been compared to Amendment 3.

Distribution Policy, page 60

2.	We note your disclosure on page 60 that you may choose to fund your distributions out of net proceeds. Please revise to state that, to the extent you use borrowings and proceeds of this offering for distributions, you will reduce the amounts available for the acquisition of properties.

Response to Comment No. 2

In response to the Staff’s comment, please see the Company’s revised disclosure on page 60 of Amendment No. 4.

3.	We note your response to comment 5 of our letter dated September 16, 2010. We continue to believe that you need to provide the specific source of funding for any initial distribution to the extent such initial distribution exceeds 100% of your estimated cash available, and we reissue the comment.

Response to Comment No. 3

In response to the Staff’s comment, and after discussing the comment with Ms. Aberg, please see footnote 12 to the table on page 62.

4.	We note you removed the line item ‘Net proceeds from new revolving credit facility’ from your estimated cash provided by financing activities. Please tell us why this item has been removed.

Response to Comment No. 4

The Company has removed the line item ‘Net proceeds from new revolving credit facility’ from the estimated cash provided by financing activities because, while the Company continues to have discussions to obtain commitments for a revolving credit facility, no such commitments have been received to date. Therefore, the Company is unable to conclude at the current time that proceeds from any revolving credit facility will be available to it.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 73

5.	We note you have revised your disclosure regarding discussions to obtain commitments for a $125 million three-year secured revolving credit facility. We refer you to comment 29 from our June 9, 2010 letter. We note you are in discussions to obtain commitments for a revolving credit facility. To the extent that the relevant terms of such borrowings are known prior to effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Response to Comment No. 5

The Company confirms that the relevant material terms of borrowings under commitments for a revolving credit facility continue to be under discussion, and in response to the Staff’s comment, the Company acknowledges the Staff’s request for disclosure of such terms if known to the Company prior to the effectiveness of the Company’s offering.

The Company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. If you have any questions or would like further information regarding the Company’s responses to your Comment Letter, please do not hesitate to contact me at 804-897-0645.

Sincerely,

/S/ ROBERT R. KAPLAN, JR.
Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Edward F. Petrosky, Esquire
J. Gerard Cummins, Esquire
Robert R. Kaplan, Esquire

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